

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 12, 2016

David J. Baum
Centerstone Investors Trust
Alston & Bird LLP
The Atlantic Building
950 F. Street, N.W.
Washington, D.C. 20004-2601

      Re: Centerstone Investors Trust
             Registration Statement on Form N-1A
             File Nos. 333-208987, 811- 23128

Dear Mr. Baum:

On January 13, 2016, you filed a registration statement on Form N-1A on behalf of Centerstone Investors Trust (the "Trust") in connection with the Centerstone Investors Fund and Centerstone International Fund. We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Facing Sheet

1.   Please insert the title of the securities being registered. *See* cover page of Form N-1A.

Prospectus

Page 2 – Fees and Expenses (Investors Fund)

2.   Please disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. *See* Item 3, Instruction 3(f)(vi) of Form N-1A.

3.   Please confirm that the expense limitation agreement referred to in footnote 4 of the fee table will apply for no less than one year from the effective date of the registration statement. *See* Item 3, Instruction 3(e) of Form N-1A.

4.   Please revise the last sentence in footnote 4 of the fee table to clarify that the Adviser cannot recoup excess expense payments unless the fund's expenses are lower than they were at the time of the waiver/reimbursement.

5.   Please clarify in the introduction to the Example that the costs reflect a fee waiver/expense reimbursement only for the term of the operating expense limitation agreement.

Page 3 – Principal Investment Strategies

6.   In the fourth paragraph ("The Investors Fund may seek to hedge its exposure to foreign currencies, . . ."), please disclose all of the types of derivatives that the fund will use to execute its principal investment strategy.

Page 4 – Principal Risks (Investors Fund)

7.   With respect to "Fixed Income Risk," consider adding disclosure about duration if the fund has any requirements or limitations as to duration.

Page 5 – Principal Risks (Investors Fund) cont'd

8.   With respect to "American Depository Receipt ("ADR") Risk," consider adding disclosure about the differences between sponsored and unsponsored ADRs.

Page 8 – Principal Investment Strategies and Risks (International Fund)

9.   Please provide a more comprehensive definition of "mature markets." For example, the United States is a mature market, but it is not clear whether the fund includes such country in the definition.

10.   Please confirm that the International Fund will not invest in lower-rated or defaulted debt securities ("junk bonds") as a principal investment.

11.   The fund's name includes the term "international" and must therefore "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See Investment Company Names*, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). Page 8 of the prospectus states that the fund "will invest primarily in equity securities of companies traded in mature markets (for example, Japan, Germany and France) and may invest in countries whose economies are still developing (sometimes called "emerging markets")." Please clarify how the fund expects to invest in a number of countries throughout the world. Page 8 also states that the fund normally invests at least 60% of its total assets in foreign equity securities. Please clarify what you mean by "foreign." Page 18 of the prospectus states that the "Fund determines an issuer's economic ties to a particular country based on the location where such issuer is headquartered or incorporated, and the location from where the issuer derives at least 50% of its revenues or profits, if such location is other than the location where such issuer is headquartered or incorporated." Please explain how the fund's determination satisfies the "economically tied" test.

Page 12 – Principal Investment Strategies (Investors Fund)

12.   Explain in general terms how the fund's adviser decides which securities to sell. *See* Item 9(b)(2) of Form N-1A.

Page 16 – Principal Risks (Investors Fund)

13.   With respect to "Derivatives Risk," the use of leverage is mentioned for the first time in the discussion of derivative contracts. Please add a plain English definition of what leverage is.


Statement of Additional Information


Page 21 – Fundamental Investment Limitations

14.   You state that the fund may not, "Invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry. Please add, "or group of industries" to the end of that sentence. *See* Item 16(c)(1)(iv) of Form N-1A.

Page 29 – Portfolio Managers

15.   Please disclose the date as of which the information about portfolio managers' compensation is provided. For example, the fund may state that, "As of the date of the SAI, ..." *See* Item 20(b), Instruction 1 of Form N-1A.

Page 60 – Appendix "B"

16.   The appendix is labeled "Centerstone Investors LLC Proxy Voting Policy," but the policy itself appears to have been omitted. Please provide the proxy voting policy in a subsequent filing.


*   *   *   *   *   *


Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel